Dear Fellow Shareholders,

During the Company’s first quarter of fiscal 2006, Pacific Rim continued to systematically follow it’s exploration strategy to expand the gold resource on its flagship El Dorado gold project in El Salvador.

In January 2005 Pacific Rim announced the results of its pre-feasibility study on the well-defined Minita deposit in the center of the El Dorado project. This study defined a 490,000 ounce proven and probable gold reserve at Minita and projected positive economics for an operation based on this deposit alone, including: average life-of-mine cash costs of $163 per gold equivalent ounce; an 18% internal rate of return; and a net present value of $43 million (see Pacific Rim’s news releases, SEDAR filings and 2005 annual report for details and disclosure related to the Minita pre-feasibility study).

Prior to completing the pre-feasibility study, Pacific Rim made two new gold discoveries on the El Dorado project. One of these, South Minita, occurs roughly 500 meters to the south of the Minita deposit. Because of its proximity to Minita, South Minita has the potential to expand the size and economic outcome of the proposed operation at Minita by increasing the gold ounces with potentially relatively small incremental increases in capital costs. This is the basis of Pacific Rim’s current exploration strategy.

During the first quarterly period of fiscal 2006, Pacific Rim continued to drill off the South Minita target using both drills at its disposal. The Company’s understanding of the geometry of this deposit is becoming more refined with every hole. Our drilling is designed to define the boundaries of this mineralized zone (which consists of a number of related, parallel pods of gold mineralization) and fill in the areas to a density required for a resource calculation. At present, the outside limits of South Minita have not been reached.

Our exploration strategy is to continue drilling until we are satisfied that South Minita has been adequately delineated and then commission a resource estimate for the gold zone. With the South Minita resource estimate in hand, we intend to amend the Minita pre-feasibility study to take into consideration the new ounces, which will provide an economic analysis of a proposed operation that involves mining Minita and South Minita simultaneously. We believe that by increasing the annual throughput currently contemplated for Minita we will see an exponential improvement to the project’s economics – and that our shareholders stand to benefit from this leverage.

We are anxious to fast-track our South Minita drilling. In order to facilitate this in a non-dilutive manner, we continue to pursue opportunities to monetize our non-core Andacollo mine in Chile. In May 2005, we entered into an agreement to sell the Andacollo mine for US $5.4 million. The sale is currently expected to close in late September 2005.

As always, our exploration success is a function of the expertise of our technical team who have excelled at both unraveling the complexities of the El Dorado gold system and parlaying this understanding into a ‘big picture’ approach. The potential upside from continued exploration success at South Minita and elsewhere on the huge El Dorado mineralized system makes our exploration strategy more than worthwhile to carry out. We remain focused on our goal of becoming a low-cost intermediate level gold producer and are confident in the El Dorado project’s capacity to meet this objective.

On behalf of the board of directors,

“Thomas C. Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
CEO	President

September 7, 2005	Vancouver, BC